Exhibit 99.(a)(1)(G)

Dear Employees:

I am excited to announce that the Company has initiated our Stock Option Exchange Program (the “Program”), which affords employees an opportunity to exchange certain stock options for Restricted Stock Units. While this announcement pertains only to employees eligible to participate, we wanted all employees to be aware of the Program.

Our goal in offering the Program is to re-incentivize employees with eligible stock options by allowing them to receive a reduced number of Restricted Stock Units in exchange for these options. We believe the Program will provide eligible employees with an opportunity to participate economically in our future growth and success.

The decision of whether or not to participate in the Program is a personal one to be made based on each person’s own unique circumstances. If you are a holder of eligible option grants, please make sure to study carefully the program materials you receive; they should provide all the information you need to make an informed decision. A copy of the Offer to Exchange Outstanding Stock Options is a attached to this email.

The Program is a voluntary program permitting eligible employees to exchange stock options with an exercise price equal to or greater than $16.00 per share for a reduced number of Restricted Stock Units according to the following exchange ratios:

Exercise Price Range	Exchange Ratio: Stock Option Shares per Restricted Stock Unit
$16.00 - $24.99	2 to 1
$25.00 - $34.99	3 to 1
$35.00 and above	3.5 to 1

A Restricted Stock Unit represents a right to receive one share of our common stock on a fixed settlement date, which is generally the date on which the Restricted Stock Unit vests, subject to the Eligible Holder’s continued employment.

The Restricted Stock Units will be subject to vesting in equal quarterly installments through August 15, 2009 (if the Eligible Option Grant being tendered in the Offer was granted prior to October 1, 2006) or August 15, 2010 (if the Eligible Option Grant being tendered in the Offer was granted on or after October 1, 2006), with the first quarterly vesting date to occur on November 15, 2007.

If you are a holder of eligible option grants, you will receive the following documents at work or by mail. Please refer to the materials for more details on how the Program works.

1.	Election Form

2.	Notice of Withdrawal

3.	Offer to Exchange Outstanding Options to Purchase Common Stock

In order to participate in the Program, you must complete and submit the Election Form in accordance with its terms by 5:00 p.m. Pacific Time on July 10, 2007 unless we extend the Program. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

The Rackable Systems HR Generalist will provide you with a confirmation of receipt of your Election Form or Notice of Withdrawal within five (5) business days after receipt.

All forms and questions should be directed to Quoc Nguyen, Rackable Systems HR Generalist; phone (510) 933-8398; email qnguyen@rackable.com; fax (408) 240-8002.